Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 4 DATED OCTOBER 19, 2010
TO THE PROSPECTUS DATED JULY 19, 2010

This document supplements, and should be read in conjunction with, our prospectus dated July 19, 2010, Supplement No. 2 dated September 9, 2010 and Supplement No. 3 dated September 15, 2010. The purpose of this Supplement No. 4 is to disclose:

•	the status of our initial public offering;

•	the closing of the merger with NorthStar Income Opportunity REIT I, Inc.;

•	elimination of the minimum offering amount and termination of the escrow agreement; and

•	an update on our timing for election of qualification as a REIT.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010. Of these shares, we are offering $1,000,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. On September 8, 2010, and as disclosed in Post-Effective Amendment No. 1 to our registration statement, filed with the SEC on September 9, 2010, we entered into an Agreement and Plan of Merger, or the merger agreement, with our affiliate, NorthStar Income Opportunity REIT I, Inc., or NSIO REIT. Prior to execution of the merger agreement, subscription proceeds were to be placed in escrow with Wells Fargo Bank, N.A. until such time as subscriptions representing $2,000,000 in shares had been received and accepted by us. Prior to consummation of the merger, we had not yet satisfied the conditions of escrow.

On October 18, 2010, we closed the merger of NSIO REIT with and into us. As a result of this merger, we have eliminated our minimum offering requirement and terminated our escrow agreement. Accordingly, subscribers should make their checks payable to “NorthStar Real Estate Income Trust, Inc.” or “NSREIT.” Our initial public offering is expected to terminate on or before July 19, 2012, unless extended by our board of directors.

Closing of the Merger with NorthStar Income Opportunity REIT I, Inc.

We are the surviving entity of the merger of NSIO REIT with and into us. Each share of NSIO REIT, par value $0.01 per share, issued and outstanding immediately prior to the effective time was converted into the right to receive, at the election of the holder of such NSIO REIT share: (1) cash, without interest, in an amount of $9.22 per share, or cash consideration, or (2) 1.02444444 shares of our common stock, par value $0.01, for every one share of NSIO REIT stock, or stock consideration. NSIO REIT stockholders owning multiple shares were entitled to elect to receive a combination of cash consideration and stock consideration. As a result of the merger with NSIO REIT, we acquired all of NSIO REIT’s assets, including interests in two commercial mortgage backed bonds rated as (1) AAA by Standard & Poor’s, or S&P, as affirmed on December 17, 2009, and Aaa by Moody’s Investors Services, Inc., as affirmed on March 18, 2010, and (2) AAA by S&P, as affirmed on December 18, 2009, and AAA by Fitch, Inc., as affirmed on August 27, 2009, respectively, and approximately $18.5 million in cash and cash equivalents. We issued 2,914,582 shares of our common stock to 414 NSIO REIT stockholders. We paid an aggregate of $8,090,436 in cash consideration in connection with the closing of the merger, which we funded from a portion of the cash we received in the merger from NSIO REIT. We intend to use the remaining cash we received from NSIO REIT in the merger, after payment of transaction expenses, for general corporate purposes, including investments consistent with our investment strategy. We continue to be called NorthStar Real Estate Income Trust, Inc. and NSIO REIT stockholders who chose stock consideration became our stockholders.

The shares of our common stock that we issued as stock consideration are not registered under the Securities Act of 1933, or the Securities Act, as amended, but instead were issued in a private placement exempt from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder, for transactions not involving any public offering. These shares were issued without general advertising or solicitation, and the NSIO REIT stockholders electing stock consideration acknowledged that they were purchasing “restricted securities” which have not been registered under the Securities Act and which are subject to certain restrictions on resale.

Elimination of Minimum Offering Amount and Termination of the Escrow Agreement

In connection with the closing of our merger with NSIO REIT, we eliminated our minimum offering amount of $2,000,000 for our initial public offering and terminated the escrow agreement with Wells Fargo Bank, N.A.

REIT Qualification

We intend to qualify as a REIT for federal income tax purposes beginning with the taxable year ended December 31, 2010.

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